l:\secfiles\10-Q\3rdqtr94\exhib99b.doc 4
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                                                                 EXHIBIT 99(b)
                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------------------------------------------------
                      Statement of Consolidated Operations and
                     Available Separate Consolidated Net Income
                                                           Nine Months Ended
                                          Third Quarter       September 30,
                                       ------------------  ------------------
                                           1994      1993      1994      1993
                                       ------------------  ------------------

(Dollars in Millions

Except per Share Amounts)
Revenues
  Net sales
    Outside customers                  $2,264.1  $2,293.9  $6,760.5  $6,591.9
    General Motors and affiliates       1,056.7     925.8   3,638.9   3,106.8
  Other income - net (Note 1)              33.7     100.2      78.3     117.8
                                        -------   -------   -------   -------
      Total Revenues                    3,354.5   3,319.9  10,477.7   9,816.5
                                        -------   -------   -------   -------
Costs and Expenses
  Cost of sales and other operating charges,
    exclusive of items listed below     2,599.4   2,585.9   8,103.9   7,698.2
  Selling, general, and administrative
    expenses                              237.6     227.0     678.1     671.3
  Depreciation and amortization           119.2     125.1     348.1     356.4
  Amortization of GM purchase accounting
    adjustments related to Hughes          31.0      30.9      92.9      92.8
  Interest expense - net                    5.9      16.3      15.4      35.3
                                        -------   -------   -------   -------
      Total Costs and Expenses          2,993.1   2,985.2   9,238.4   8,854.0
                                        -------   -------   -------   -------
Income before Income Taxes                361.4     334.7   1,239.3     962.5
United States, foreign, and other
  income taxes                            148.2     141.6     508.2     410.0
                                        -------   -------   -------   -------
Income before cumulative effect
  of accounting change                    213.2     193.1     731.1     552.5
Cumulative effect of accounting
  change (Note 2)                             -         -     (30.4)        -
                                        -------   -------   -------   -------
Net Income                                213.2     193.1     700.7     552.5
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes (Note 3)               31.0      30.9      92.9      92.8
                                        -------   -------   -------   -------
Earnings Used for Computation of Available
  Separate Consolidated Net Income       $244.2    $224.0    $793.6    $645.3
                                        =======   =======   =======  ========
Available Separate Consolidated Net Income (Note 3)
  Average number of shares of GM
    Class H Common Stock outstanding
    (in millions) (Numerator)              92.7      87.4      91.7      88.5
  Class H dividend base (in millions)
    (Denominator)                         399.9     399.9     399.9     399.9
  Available Separate Consolidated
    Net Income                            $56.6     $48.9    $181.9    $143.3
                                        =======   =======   =======   =======
Earnings Attributable to GM
  Class H Common Stock on a
  Per Share Basis (Note 3)
    Before cumulative effect of
      accounting change                   $0.61     $0.56     $2.06     $1.61
    Cumulative effect of accounting
      change (Note 2)                         -         -     (0.08)        -
                                           ----      ----      ----      ----
    Net earnings attributable to
      GM Class H Common Stock             $0.61     $0.56     $1.98     $1.61
                                           ====      ====      ====      ====
Reference should be made to the Notes to Consolidated Financial Statements.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheet

                                                  September 30,  December 31,
                                  ASSETS                 1994          1993
                                                  ---------------------------
                                                      (Dollars in Millions
                                                    Except Per Share Amount)
Current Assets
  Cash and cash equivalents                          $1,047.1      $1,008.7
  Accounts and notes receivable
    Trade receivables (less allowances)                 750.4         736.7
    General Motors and affiliates                       132.6         404.1
  Contracts in process, less advances and
    progress payments                                 2,725.2       2,376.8
  Inventories (less allowances)
    Productive material, work in process,
      and supplies                                    1,200.4         957.1
    Finished product                                    115.7         103.3
  Prepaid expenses, including deferred income taxes     183.2         127.6
                                                     --------      --------
        Total Current Assets                          6,154.6       5,714.3
Property-Net                                          2,591.7       2,634.4
Telecommunications and Other Equipment - Net            963.7         767.6
Intangible Assets, net of amortization                3,283.7       3,374.4
Investments and Other Assets, including deferred
  income taxes - principally at cost
  (less allowances)                                   1,578.6       1,626.4
                                                     --------      --------
Total Assets                                        $14,572.3     $14,117.1
                                                     ========      ========


                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable
    Outside                                            $665.5        $717.1
    General Motors and affiliates                        70.6         117.5
  Advances on contracts                                 590.6         660.6
  Notes and loans payable                               125.4          77.8
  United States, foreign, and other
    income taxes payable                                 74.7         102.1
  Accrued liabilities                                 1,779.4       1,874.0
                                                     --------      --------
      Total Current Liabilities                       3,306.2       3,549.1
                                                     --------      --------
Long-Term Debt and Capitalized Leases                   356.8         416.8
                                                     --------      --------
Postretirement Benefits Other Than Pensions (Note 4)  1,534.5       1,446.3
                                                     --------      --------
Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                1,589.9       1,376.8
                                                     --------      --------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10
    par value) and additional paid-in capital         6,326.2       6,323.1
  Net income retained for use in the business         1,598.9       1,138.2
                                                     --------      --------
    Subtotal                                          7,925.1       7,461.3
  Minimum pension liability adjustment                 (120.4)       (120.4)
  Accumulated foreign currency translation
    adjustments                                         (19.8)        (12.8)
                                                     --------      --------
      Total Stockholder's Equity                      7,784.9       7,328.1
                                                     --------      --------
Total Liabilities and Stockholder's Equity          $14,572.3     $14,117.1
                                                     ========      ========

Reference should be made to the Notes to Consolidated Financial Statements.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   Condensed Statement of Consolidated Cash Flows

                                                       Nine Months Ended
                                                         September 30,
                                                      ------------------
                                                         1994       1993
                                                      ------------------
                                                     (Dollars in Millions)

Net Cash Provided by Operating Activities              $565.2   $1,192.7
                                                      -------    -------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired             -      (47.2)
  Expenditures for property and special tools          (292.6)    (243.0)
  Expenditures for telecommunications
    and other equipment                                (205.3)     (76.1)
  Proceeds from disposals of property                    22.6       47.4
  Net collections on notes receivable                   200.9        1.2
  Other                                                     -        1.4
                                                      -------    -------
    Net Cash Used in Investing Activities              (274.4)    (316.3)
                                                      -------    -------
Cash Flows from Financing Activities
  Net increase (decrease) in notes and
    loans payable                                        47.6      (52.5)
  Increase in long-term debt                              7.5       73.7
  Decrease in long-term debt                            (67.5)    (275.9)
  Cash dividends paid to General Motors                (240.0)    (216.0)
                                                      -------    -------
    Net Cash Used in Financing Activities              (252.4)    (470.7)
                                                      -------    -------
Net increase in cash and cash equivalents                38.4      405.7
Cash and cash equivalents at beginning
  of the period                                       1,008.7      702.7
                                                      -------    -------
Cash and cash equivalents at end of the period       $1,047.1   $1,108.4
                                                      =======    =======

Certain amounts for 1993 have been reclassified to conform with 1994 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.

                     Notes To Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, as described in Note 2), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1993 Annual Report to the SEC on Form 10-K.

Note 1.
  Other income-net for the third quarter of 1993 and nine months ended September 30, 1993 includes an $89.7 million pre-tax gain on the sale of GMHE's interest in Japan Communications Satellite Company, Inc. (JCSAT).

Note 2.
  Effective January 1, 1994, GMHE adopted SFAS No. 112. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The noncash charge is primarily related to Delco Electronics Corporation's extended-disability benefit program in the U.S. which, under the new accounting Standard, will be accrued on a service-driven basis. The ongoing effect was not material.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
Note 3.
  Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of GMHE since the acquisition of Hughes Aircraft Company (Hughes) by GM. The Available Separate Consolidated Net Income of GMHE is determined quarterly and is equal to the separate consolidated net income of GMHE, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the third quarters of 1994 and 1993.

  The denominator used in determining the Available Separate Consolidated Net Income of GMHE is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from GMHE. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by GMHE and to increase as such shares are used, at GMHE expense, for GMHE employee benefit plans or acquisitions.

  Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of GMHE for the prior year. In February 1994, the GM Board increased the quarterly dividends on Class H common stock from $0.18 per share to $0.20 per share. Notwithstanding the current dividend policy, the dividends paid and to be paid on the GM Class H Common Stock during 1994 and 1993 exceeds 35% of the Available Separate Consolidated Net Income (Loss) of GMHE for the preceding year. The GM Board determined that 1992 Available Separate Consolidated Net Income of GMHE used as a basis for 1993 dividends was calculated without giving effect to the $749.4 million after-tax special restructuring charge at Hughes.

  Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus plus net income retained for use in the business (less accumulated deficit).

Note 4.
  GMHE has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent legally enforceable liabilities of GMHE.

                        Management's Discussion and Analysis*

Results of Operations
- ---------------------

  GMHE reported third quarter earnings, before the effect of purchase accounting adjustments related to General Motors' acquisition of Hughes, of $244.2 million, a 9.0% increase from the $224.0 million reported in the third quarter of 1993. Earnings per share of GM Class H common stock, on the same basis, increased 8.9% to $0.61 per share from $0.56 per share in the comparable period of 1993.

* The following discussion excludes the purchase accounting adjustments related to GM's acquisition of Hughes (see Supplemental Data beginning on page 50).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  For the first nine months of 1994, excluding the unfavorable effect of an accounting change related to postemployment benefits recorded in the first quarter ($30.4 million after tax, or $0.08 per GM Class H share), earnings increased 27.7% to $824.0 million, from $645.3 million recorded in the first nine months of 1993. Earnings per share on the same basis increased 28.0% to $2.06 from $1.61 per share in the first nine months of 1993.

  Revenues for the quarter were $3,354.5 million, a 1.0% increase over the $3,319.9 million recorded in 1993's third quarter. Revenues for the first nine months of 1994 increased to $10,477.7 million, a 6.7% increase from the $9,816.5 million in 1993's first nine months. Costs and expenses as a percentage of revenues decreased to 88.3% in the quarter from 89.0% in the third quarter of 1993. For the nine months ended September 30, 1994, costs and expenses as a percentage of revenues decreased to 87.3% from 89.2% in the comparable 1993 period. Income taxes were $148.2 million, or 37.8% of income before income taxes, for the quarter compared with $141.6 million, or 38.7% of income before income taxes, in the comparable quarter of 1993. For the first nine months, income taxes, excluding the cumulative effect of the accounting change, were $508.2 million, or 38.1% of income before taxes, compared with $410.0 million, or 38.9% of income before taxes, in the comparable 1993 period.

  Operating profit was $364.6 million for the third quarter, a 29.4% increase from the operating profit of $281.7 million posted for the comparable period of 1993. The operating profit margin improved to 11.0% for the quarter, compared with 8.7% in the same quarter of 1993. Operating profit for the first nine months of 1994 was $1,269.3 million, representing an increase of 30.5% over the $972.8 million recorded in the same period of 1993. As a result, the operating profit margin for the first nine months of 1994 increased to 12.2%, from 10.0% for the first nine months of 1993. Effective with the first quarter of 1994, calculation of the operating profit margin is based on net sales rather than revenues. Third quarter and nine month 1993 amounts have been restated on this basis.

  Results for the third quarter and nine months ended September 30, 1994 reflected continued success at improving operating performance in three of the four GMHE business segments. Continued strength in the domestic automotive market and demand for telecommunications products and services provided by GMHE offset primarily by the declining defense market resulted in modest revenue increases. Continuing efforts to improve competitiveness in our defense and automotive businesses, as well as earnings recognized in the third quarter of 1994 with respect to a DIRECTV contract with the National Rural Telecommunications Cooperative (NRTC), increased operating profit margins.

  The Automotive Electronics segment reported revenues for the quarter of $1,141.9 million, an increase of 22.7% from revenues of $931.0 million for the same period of 1993. The increase reflects a 12.7% increase in GM vehicles produced in North America, a 7.3% increase in GMHE-supplied electronic content in these vehicles, from $844 to $906 per vehicle, and a 24.4% increase in international and non-GM sales, from $131 million to $163 million. Operating profit increased 36.6% for the quarter to $117.3 million from $85.9 million for the comparable period last year, reflecting increased production volumes and continued cost reductions. As a result, the operating profit margin improved to 10.4% from 9.2% in the third quarter of 1993.

  The Telecommunications and Space segment reported revenues for the quarter of $677.2 million, a decrease of 4.3% from revenues of $707.9 million reported in the third quarter of 1993. The decline was due primarily to a pre-tax gain on the sale of GMHE's 30% interest in Japan Communications Satellite Company of $89.7 million in the third quarter of 1993 with no similar transaction in 1994. The decrease was partially offset by additional sales at Hughes Network Systems, Inc. (HNS) relating to the BellSouth cellular equipment and services contract and by DIRECTV revenues relating to the NRTC contract. Operating profit more than doubled to $135.2 million for the third quarter of 1994 from $64.5 million for the 1993 third quarter and the operating profit margin increased to 20.1% from 10.4% in the third quarter of 1993. The increase was

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

due to earnings recognized by DIRECTV as a result of the NRTC contract, cost reduction efforts in the satellite manufacturing business and increased earnings at HNS related to additional sales volume, which were partially offset by operating losses at DIRECTV related to the start of direct-to-home broadcast television services.

  The Defense Electronics segment reported third quarter revenues of $1,356.2 million, a decrease of 8.1% from revenues of $1,475.6 million for the same period of 1993. The decline was due to reduced production rates on a variety of programs including ground radar, shipboard displays, Trident missile components and low frequency acoustics, plus terminations of the Advanced Cruise Missile program at the end of 1993 and the Follow-On Early Warning System earlier this year. Operating profit increased 31.2% to $168.2 million in the third quarter of 1994, from $128.2 million in the comparable quarter of 1993 and the operating profit margin improved to 12.4% from 8.8%. The increase was a result of ongoing efforts to reduce costs across GMHE's defense businesses and continuing benefits from the consolidation of the missile business.

  Commercial Technologies segment revenues were $179.2 million, a decline of 12.8% from the $205.4 million in revenues in the third quarter of 1993. The decline was due primarily to the sale of Hughes Rediffusion Simulation Limited and related entities in December 1993 offset by increases in sales from air traffic control programs. Operating profit decreased from $7.2 million in the third quarter of 1993 to a loss of $52.0 million in the third quarter of 1994. The operating loss reflects additional costs related to technical problems with the Hughes-Avicom International, Inc. in-flight entertainment system and associated loss of revenues due to delays in aircraft installation.

Liquidity and Capital Resources
- -------------------------------

  Cash and cash equivalents at September 30, 1994 amounted to $1,047.1 million, an increase of $38.4 million over December 31, 1993. Net cash provided by operating activities was $565.2 million for the 1994 nine months, a decrease of $627.5 million compared to the same period in 1993. The decrease was due primarily to an increase in working capital associated with the acquired missile business, the BellSouth digital cellular contract and the Peace Shield program. Net cash used in investing activities improved $41.9 million to $274.4 million from $316.3 million for the comparable 1993 period primarily reflecting collection of a $200 million receivable from GM in the first quarter of 1994 offset by an increase during the nine month period in capital expenditures of $178.8 million. Net cash used in financing activities improved $218.3 million to $252.4 million for the 1994 nine months from $470.7 for the comparable 1993 period due primarily to the pre-payment of debt in the third and fourth quarters of 1993.

  As a measure of liquidity, GMHE's current ratio (ratio of current assets to current liabilities) increased to 1.86 at September 30, 1994 from 1.61 at December 31, 1993.

  Capital expenditures, including expenditures for telecommunications and other equipment, for the nine months ended September 30, 1994 increased to $497.9 million from $319.1 million in the comparable period in 1993 primarily due to expenditures related to satellite and ground equipment for DIRECTV and continuing efforts to consolidate the missile business in Tuscon.

  Long-term debt and capitalized leases decreased $60.0 million from $416.8 million at December 31, 1993 to $356.8 million at September 30, 1994 primarily reflecting the reclassification of debt from long-term to current during the third quarter of 1994. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 7.0% at September 30, 1994 from 9.0% at December 31, 1993.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                                  Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 3 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes was $31.0 million and $30.9 million for the third quarters of 1994 and 1993, respectively. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $3,036.2 million at September 30, 1994 and $3,129.1 million at December 31, 1993.

  In order to provide additional analytical data to the users of GMHE's financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of GMHE available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in GMHE.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Condensed Statement of Consolidated Operations

                                                            Nine Months Ended
                                          Third Quarter        September 30,
                                       ------------------  ------------------
                                           1994      1993      1994      1993
                                       ------------------  ------------------
                                             (Dollars in Millions
                                             Except per Share Amounts)

Total Revenues                         $3,354.5  $3,319.9 $10,477.7  $9,816.5
Total Costs and Expenses                2,962.1   2,954.3   9,145.5   8,761.2
                                        -------   -------   -------   -------
Income before Income Taxes                392.4     365.6   1,332.2   1,055.3
United States, foreign, and other
  income taxes                            148.2     141.6     508.2     410.0
                                        -------   -------   -------   -------
Income before cumulative
  effect of accounting change             244.2     224.0     824.0     645.3
Cumulative effect of accounting change        -         -     (30.4)        -
                                        -------   -------   -------   -------
Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                             $244.2    $224.0    $793.6    $645.3
                                        =======   =======   =======   =======
Earnings Attributable to General
  Motors Class H Common Stock on a
  Per Share Basis
    Before cumulative effect of
      accounting change                   $0.61     $0.56     $2.06     $1.61
    Cumulative effect of accounting change    -         -     (0.08)        -
                                           ----      ----      ----      ----
    Net earnings attributable to
      General Motors Class H Common Stock $0.61     $0.56     $1.98     $1.61
                                           ====      ====      ====      ====

Pro Forma Condensed Consolidated Balance Sheet
                                                  September 30,  December 31,
                                  ASSETS                 1994          1993
                                                  ---------------------------
                                                      (Dollars in Millions)

Total Current Assets                                 $6,154.6      $5,714.3
Property - Net                                        2,591.7       2,634.4
Telecommunication and Other Equipment - Net             963.7         767.6
Intangible Assets, Investments, and Other Assets      1,826.1       1,871.7
                                                     --------      --------
Total Assets                                        $11,536.1     $10,988.0
                                                     ========      ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                            $3,306.2      $3,549.1
Long-Term Debt and Capitalized Leases                   356.8         416.8
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                3,124.4       2,823.1
Total Stockholder's Equity**                          4,748.7       4,199.0
                                                     --------      --------
Total Liabilities and Stockholder's Equity**        $11,536.1     $10,988.0
                                                     ========      ========

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
** General Motors' equity in its wholly-owned subsidiary, GMHE. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of GMHE).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*
Pro Forma Selected Segment Data
                                                         Nine Months Ended
                                       Third Quarter       September 30,
                                    ------------------  -------------------
                                        1994      1993      1994       1993
                                    ------------------  -------------------
                                             (Dollars in Millions)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount                            $1,141.9    $931.0   $3,865.1  $3,209.9
  As a percentage of GMHE Revenues      34.0%     28.0%      36.9%     32.7%
Net Sales                           $1,124.2    $936.1   $3,826.3  $3,203.0
Operating Profit (1)                  $117.3     $85.9     $561.6    $404.7
Operating Profit Margin(2)              10.4%      9.2%      14.7%     12.6%
Depreciation and Amortization          $41.0     $41.7     $119.8    $107.1
Capital Expenditures                   $36.9     $56.6      $89.0     $93.0
TELECOMMUNICATIONS AND SPACE
Revenues
  Amount                              $677.2    $707.9(3)$1,825.6  $1,610.4(3)
  As a percentage of GMHE Revenues      20.2%     21.3%      17.4%     16.4%
Net Sales                             $673.3   $620.4    $1,823.9 $1,519.8
Operating Profit (1)                  $135.2     $64.5     $271.7    $149.8
Operating Profit Margin(2)              20.1%     10.4%      14.9%      9.9%
Depreciation and Amortization(4)       $36.6     $22.9      $91.2     $75.6
Capital Expenditures(5)               $111.3     $62.3     $291.9    $157.6
DEFENSE ELECTRONICS
Revenues
  Amount                            $1,356.2  $1,475.6   $4,303.1  $4,454.6
  As a percentage of GMHE Revenues      40.4%     44.5%      41.1%     45.4%
Net Sales                           $1,354.7 $1,460.3    $4,273.2 $4,434.3
Operating Profit (1)                  $168.2    $128.2     $500.8    $418.0
Operating Profit Margin(2)              12.4%      8.8%      11.7%      9.4%
Depreciation and Amortization(4)       $34.0     $49.3     $114.4    $141.2
Capital Expenditures                   $30.9     $14.0      $97.1     $58.1
COMMERCIAL TECHNOLOGIES
Revenues
  Amount                              $179.2    $205.4     $483.9    $541.6
  As a percentage of GMHE Revenues       5.4%      6.2%       4.6%      5.5%
Net Sales                             $168.6   $202.9      $476.0   $541.6
Operating Profit (Loss)(1)            ($52.0)     $7.2     ($56.1)    $13.6
Operating Profit (Loss) Margin (2)     (30.8%)     3.5%     (11.8%)     2.5%
Depreciation and Amortization(4)        $7.6     $11.2      $22.7     $32.5
Capital Expenditures                    $8.3      $3.9      $19.9     $10.4
CORPORATE
Operating Loss (1)                     ($4.1)    ($4.1)     ($8.7)   ($13.3)

Certain amounts for 1993 have been reclassified to conform with 1994 classifications.
* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
(1) Net Sales less Total Costs and Expenses other than Interest Expense.
(2) Operating Profit (Loss) as a percentage of Net Sales.
(3) Includes $89.7 million pre-tax gain on sale of interest in JCSAT.
(4) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $2.7 million, $2.7 million, $8.1 million, and $8.1 million, respectively, for the Telecommunications and Space segment; $25.7 million, $25.6 million, $77.1 million, and $77.0 million, respectively, for the Defense Electronics segment; and $2.6 million, $2.6 million, $7.7 million, and $7.7 million, respectively, for the Commercial Technologies segment.
(5) Includes expenditures related to telecommunications and other equipment amounting to $70.6 million, $24.6 million, $205.3 million, and $76.1 million, respectively.
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


                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Selected Financial Data

                                                      Nine Months Ended
                                     Third Quarter       September 30,
                                  ------------------  ------------------
                                      1994      1993      1994      1993
                                  ------------------  ------------------
                                                                      (Dollars
in Millions
                                                                      Except
per Share Amounts)

Operating profit                    $364.6    $281.7  $1,269.3    $972.8
Income before income
  taxes and cumulative effect
  of accounting change              $392.4    $365.6  $1,332.2  $1,055.3
Earnings used for
  computation of available
  separate consolidated
  net income                        $244.2    $224.0    $793.6(1) $645.3
Average number of GM Class H
  dividend base shares (2)           399.9     399.9     399.9     399.9
Stockholder's Equity              $4,748.7  $3,995.8  $4,748.7  $3,995.8
Dividends per share of
  GM Class H common stock            $0.20     $0.18     $0.60     $0.54
Working capital                   $2,848.4  $1,995.0  $2,848.4  $1,995.0
Operating profit as a
  percent of net sales                11.0%      8.7%     12.2%     10.0%
Pre-tax income as a
  percent of revenues                 11.7%     11.0%     12.7%     10.8%
Net income as a
  percent of revenues                  7.3%      6.7%      7.6%      6.6%



  * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
(1) Includes unfavorable cumulative effect of accounting change of $30.4 million.
(2) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 92.7 million for the third quarter of 1994 and 87.4 million for the third quarter of 1993.

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